SEC FILE NUMBER 001-36030

CUSIP NUMBER 57165B106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marrone Bio Innovations, Inc.

Full Name of Registrant

Former Name if Applicable

1540 Drew Avenue

Address of Principal Executive Office (Street and Number)

Davis, California 95618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously reported, the Audit Committee of Marrone Bio Innovations, Inc. (the “Company”) in September 2014 commenced an internal investigation regarding certain accounting matters, and announced that it had concluded, after consultation with management, that the Company’s previously reported financial statements as of December 31, 2013 and for the fiscal year ended December 31, 2013 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the related report of the independent auditors on those 2013 financial statements dated March 25, 2014, and the unaudited interim financial statements included in the Company’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2014 and June 30, 2014, should no longer be relied upon.

In February 2015, the Company announced the completion of the internal investigation, and that in light of the Audit Committee’s findings, management of the Company was evaluating the necessity, nature and scope of any restatements to any of its previously filed financial statements. While the Company anticipates that it will determine to restate certain of its previously filed financial statements, the Company’s evaluation process is ongoing and the Company has not yet made any definitive conclusions regarding such restatements; accordingly, the Company cannot at this time provide an estimate of the timing, extent, or effect of such restatements. Pending completion of this evaluation, the Company is not able to complete the financial statements to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) or to file the Form 10-K by the due date of March 31, 2015, and because the evaluation is not yet complete, at this time, the Company is not able to provide an estimate when such filing will be made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Boyd	(530)	750-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

Quarterly Report on Form 10-Q for the quarter ended September 30, 2014

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the changes in the results of operations for the fiscal years ended December 31, 2014 and 2013 because, as indicated above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company is unable to prepare and review all necessary information and disclosures for the period ended December 31, 2014.

Marrone Bio Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2015	By	/s/ James B. Boyd
James B. Boyd
Chief Financial Officer